Continental Rail Corp.

2929 East Commercial Boulevard, PH-D

Fort Lauderdale, FL 33308

Telephone (954) 440-4678

September 11, 2014

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Justin Dobbie, Legal Branch Chief

Donald E. Field

Linda Cvrkel, Accounting Branch Chief

Effie Simpson

Re:

Continental Rail Corp. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed July 15, 2014

File No. 333-194337

Ladies and Gentlemen:

We are in receipt of the staff’s letter of comment dated August 11, 2014 on the above-captioned filing. Following are our responses to such comments.  On September 12, 2014 we filed Amendment No. 2 to the above-captioned registration statement (“Amendment No. 2”) which contains the revised disclosure in response to the staff’s comments.  In addition, Amendment No. 2 includes updated financial statements through the interim period ended June 30, 2014.

General

Prospectus Summary, page 3

1.

We note your response to our prior comment 5 and reissue in part. Please revise the fifth paragraph to disclose that you have had limited revenues and only net losses to date.

RESPONSE:  We have revised our disclosure in Amendment No. 2 and amended paragraph 5 to include the suggested language.

Risk Factors, page 6

Our auditors have raised substantial doubts as to our ability to continue, page 6

2.

We note your disclosure that you anticipate incurring losses of approximately $700,000 per year. Please reconcile such estimate with your disclosed post-offering burn rate of $27,000 per month and your estimated capital needs of $250,000 to $300,000 disclosed in the Prospectus Summary section on page 3.

United States Securities and Exchange Commission

September 11, 2014

RESPONSE:  The anticipated incurred loss of approximately $700,000 includes anticipated non-cash losses of approximately $400,000.   We have clarified the disclosure in Amendment No. 2; please see page 6.

Plan of Distribution, page 18

3.

We note your response to our prior comment 14 and reissue in part. Please refer to the third full paragraph on page 19. We note that the first sentence continues to state that “[s]elling stockholders are, given their affiliation with [your] company, deemed to be ‘underwriters.’” Please refer to our prior comment 14 and your response thereto and revise this paragraph as applicable.

RESPONSE:

Amendment No. 2 has been revised to identify certain of the selling stockholders as underwriters who are affiliated with the Company by virtue of their positions as executive officers and directors.  Please see page 19.

4.

Please also supplement your response to our prior comment 14 by providing an analysis in support of your conclusion that none of the selling stockholders who are affiliated with you by virtue of their positions as executive officers or directors are statutory underwriters.

RESPONSE:

As a result of the revisions to Amendment No. 2 in response to comment 3, we do not believe the analysis is required.

Business, page 20

Overview, page 20

5.

It appears that you expect your near-term operations to consist of providing management services to a rail car owner and consulting services through TMS. Please revise your disclosure in this section to explain where those business activities fit within the two divisions of your operations that you identify in the first paragraph of this section.

RESPONSE:

We have revised our disclosure in this section on page 20 of Amendment No. 2 as requested.

Our industry, page 21

6.

We note your response to our prior comment 20 and reissue. We note that the industry data discussed in this section appears dated. Please revise for calendar year 2013 or explain to us why such information is not available to you.

RESPONSE:

Supplementally please be advised that the industry data in this section is the most current available.  Certain data for 2013 has yet to be released.  For example, please note that some of the 2012 data was not released until April 2014 as noted by the citations below the graphs.

United States Securities and Exchange Commission

September 11, 2014

Competition, page 31

7.

We note your response to our prior comment 27 and reissue. Please revise the first paragraph to remove references to well-known, established companies or provide us with the basis for your belief that you will complete with their operations in the near future given your current operating status. In this regard, we note the reference to “Genesee & Wyoming Inc.”

RESPONSE:  We have revised our disclosure in Amendment No. 2 removing all references to well-known, established companies.  Please see page 31.

Management’s Discussion and Analysis of Financial Condition, page 38

8.

We note your response to our prior comment 30 and reissue. Please revise to include a detailed plan of operations for the next twelve months under a separate “Plan of Operations” caption. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

RESPONSE:

We have revised our disclosure in Amendment No. 2 to include a detailed plan of operations for the next twelve months under a separate “Plan of Operations” caption.  Please see page 38.

Exhibit 23.1 Consent of Independent Auditors

9.

Please revise to include a consent of the independent registered public accounting firm that refers to the correct date of the related audit report (i.e., February 28, 2014 rather than March 4, 2014).

RESPONSE:

A revised consent of the independent registered public accounting firm that refers to the correct date of the related audit report has been included with the correct date.  Please see Exhibit 23.1 to Amendment No. 2.

We trust the foregoing responds to the staff’s comments.

Sincerely,

/s/ John H. Marino, Jr.
John M. Marino, Jr.
Chief Executive Officer